EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2014	Years Ended December 31,
(dollars in thousands)		2013	2012	2011	2010	2009
Ratio 1 – Including interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$77,024	252,628	31,477	(59,532)	(849,170)	(1,605,908)
Fixed charges excluding preferred stock dividends and accretion	29,791	126,379	158,225	225,938	342,675	506,873
Total	$106,815	379,007	189,702	166,406	(506,495)	(1,099,035)
Fixed charges:
Interest on deposits	14,221	64,392	95,749	173,885	288,327	456,247
Interest on short-term borrowings	77	324	614	1,063	1,921	3,841
Interest on long-term debt	13,570	54,106	53,659	42,654	44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	1,923	7,557	8,203	8,336	8,426	7,994
Preferred stock dividends and accretion	2,559	47,014	58,703	58,088	57,510	56,966
Total fixed charges including preferred stock dividends and accretion	$32,350	173,393	216,928	284,026	400,184	563,839
Ratio of earnings to fixed charges	3.30x	2.19x	0.87x	0.59x	nm	nm
Ratio 2 – Excluding interest on deposits
Earnings:
Income (loss) from continuing operations before income taxes	$77,024	252,628	31,477	(59,532)	(849,170)	(1,605,908)
Fixed charges excluding preferred stock dividends and accretion	15,569	61,987	62,475	52,053	54,347	50,626
Total	$92,593	314,615	93,952	(7,479)	(794,823)	(1,555,282)
Fixed charges:
Interest on short-term borrowings	77	324	614	1,063	1,921	3,841
Interest on long-term debt	13,570	54,106	53,659	42,654	44,000	38,791
Portion of rents representative of the interest factor (1/3) of expense	1,923	7,557	8,203	8,337	8,426	7,994
Preferred stock dividends and accretion	2,559	40,830	58,703	58,088	57,510	56,966
Total fixed charges including preferred stock dividends and accretion	$18,129	102,817	121,179	110,142	111,857	107,592
Ratio of earnings to fixed charges	5.11x	2.89x	0.78x	nm	nm	nm